3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

falcoj@pepperlaw.com

December 17, 2019

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	StoneCastle Financial Corp. 1933 Act File No. 333-204417 1940 Act File No. 811-22853 Preliminary Proxy Materials

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to stockholders of StoneCastle Financial Corp. (the “Company”) in connection with a Special Meeting of Stockholders of StoneCastle Financial Corp. (the “Meeting”). At the Meeting, stockholders of the Company will be asked to approve a new investment advisory agreement between the Company and StoneCastle-ArrowMark, and to elect new directors to the Company’s Board of Directors.

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco

John P. Falco

cc:	Joshua S. Siegel, Chairman of the Board and Chief Executive Officer of the Company John M. Ford, Esq.

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